PRESS RELEASE
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FINAL--FOR IMMEDIATE RELEASE

          NAVIOS MARITIME HOLDINGS INC TO HOLD INVESTOR CONFERENCE CALL
                PROVIDING Q3 EARNINGS RESULTS AND BUSINESS UPDATE

Piraeus, Greece -- (November 22, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ: BULK, BULKU, BULKW) announced today that it would hold a conference call on Monday, November 28, 2005 at 8:45 am ET, at which time members of senior management will provide highlights of the third quarter and first nine months
2005 operating results for Navios and will discuss Company operations.

The conference call details are as follows:

CALL DATE/TIME: MONDAY, NOVEMBER 28, 2005; 8:45 AM ET
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CALL TITLE: NAVIOS MARITIME HOLDINGS INC Q3 2005 EARNINGS CONFERENCE CALL
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US DIAL IN: (800) 309-9171
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INTERNATIONAL DIAL IN: (706) 643-3639
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PASSCODE: 2857359
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The conference call replay will be available until Monday, December 5, 2005
11:59pm ET at the following numbers:

US REPLAY DIAL IN: (800) 642-1687
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INTERNATIONAL REPLAY DIAL IN: (706) 645-9291

PASSCODE: 2857359
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This call will be simultaneously Webcast at the following Web address:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-
eventDetails&c=187110&eventID=1161297

The Webcast will be archived and available at this same Web address for one year following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in South Norwalk, Connecticut; Piraeus,
Greece, and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ where it trades under the symbols BULK, BULKU and BULKW. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United
States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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